November 21, 2008

Mail Stop 4561

Mr. Dickson Lee
Chief Executive Officer
L & L International Holdings, Inc.
130 Andover Park East, Suite 101
Seattle, Washington 98188

Re: L & L International Holdings, Inc.
Item 4.01 Form 8-K
Filed November 12, 2008
File Number: 000-32505

Dear Mr. Lee:

We have completed our review of your Form 8-K and related amendment and
have no further comments at this time.

Sincerely,

John A. Spitz
Senior Staff Accountant